Exhibit 23.3
Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Physicians Realty Trust and Physicians Realty L.P. for the registration of common shares, preferred shares, debt securities, guarantees of debt securities of Physicians Realty L.P., depositary shares, warrants, and units of Physicians Realty Trust and debt securities of Physicians Realty L.P., and to the incorporation by reference therein of our reports dated February 24, 2023, with respect to the consolidated financial statements and schedules of Physicians Realty Trust and the effectiveness of internal control over financial reporting of Physicians Realty Trust included in Physicians Realty Trust’s Annual Report (Form 10-K) for the year ended December 31, 2022, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Milwaukee, Wisconsin
February 24, 2023